MICHAEL K. RAFTER

RESIDENT IN ATLANTA OFFICE

mrafter@pogolaw.com

Direct: (404) 572-6745

February 4, 2008

Via email and EDGAR

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	Strategic Storage Trust, Inc.
Amendment No. 1 to Registration Statement on
Form S-11
File No. 333-146959
Filed December 21, 2007

Dear Ms. Garnett:

On behalf of our client, Strategic Storage Trust, Inc., a Maryland corporation, we are submitting this letter regarding Strategic Storage Trust’s Amendment No. 1 to Registration Statement on Form S-11 filed on December 21, 2007. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Paula Mathews of Strategic Storage Trust dated January 24, 2008 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. While all page numbers listed below refer to Amendment No. 1, any revisions noted have been made in Amendment No. 2 to the company’s registration statement, which was filed on the date of this letter.

Compensation to Our Advisor and its Affiliates, page 10

1.	We note the revised disclosure here using a leverage policy of 35%. Considering your disclosed policy is “less than 50%,” please revise to clarify your decision to use 35% as the leverage basis.

Response: In response to your comment, we have revised the disclosure in the prospectus relating to estimating the payment of the acquisition and advisory fees and acquisition expenses to reflect an assumed leverage level of 49% (which represents the highest level of leverage that falls within the bounds of the stated leverage policy). While management cannot predict with any accuracy at this point the actual amount of leverage that will be deployed within this policy, we believe disclosure of the amount of fees and

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

February 4, 2008

expenses that will be paid based on the highest level of leverage in the stated policy is sufficient. We respectfully request that you clear this comment.

Management, page 56

2.	We note your response to comment 26 and the revised disclosure on page 58 that if your independent directors determine the advisor’s performance is unsatisfactory or compensation unreasonable then they can take “actions” under those circumstances. Please revise to clarify what actions they would be able to take considering the terms of the advisory agreement and your charter.

Response: We have further clarified the disclosure in the “Management – General” section of the prospectus on page 58 to note the types of actions available to the independent directors upon such a determination. The revised disclosure now reads as follows:

“If our independent directors determine that the performance of our advisor is unsatisfactory or that the compensation to be paid to our advisor is unreasonable, the independent directors may take such actions as they deem to be in the best interests of us and our stockholders under the circumstances, including potentially termination of the advisory agreement and retention of a new advisor.”

As we believe this revised disclosure fully addresses your comment, we respectfully request that you clear this comment.

Employee and Director Long-Term Incentive Plan, page 62

3.	We note your response to comment 28, which states that the incentive plan will provide incentives to individuals who are able to improve your operations and increase profits. Considering that the advisor is responsible for your day-to-day operations, it appears that the incentive fee will compensate these individuals for services provided to the advisor rather than services provided directly to your company. Please revise the disclosure under this heading to clarify this point. Also, revise the management compensation table on page 71 to include the incentive fees as fees paid to employees and directors of the advisor. Alternatively, please revise the disclosure under this heading to describe the specific services that these individuals provide for Strategic Storage Trust as opposed to the advisor.

Response: As an initial matter, please note that the advisor will perform services only on behalf of Strategic Storage Trust and not on anyone else’s behalf. In addition, any service provided to Strategic Storage Trust by the advisor pursuant to the Advisory Agreement will directly benefit Strategic Storage Trust. In essence the employees of the advisor who work on Strategic Storage Trust will serve the same role as though they were employees of Strategic Storage Trust. While the advisor entity will certainly benefit from the fees it receives from Strategic Storage Trust, the individuals who perform services for the advisor will be directly benefiting Strategic Storage Trust. For example, if a research analyst performs research on a potential acquisition and prepares spreadsheets or other financial models that are used by the advisor and the board of directors of Strategic

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

February 4, 2008

Storage Trust in determining whether to purchase that particular property, the services performed by this individual (while performed as an employee of the advisor) will be strictly for the benefit of Strategic Storage Trust. Likewise, if an individual in the accounting department of the advisor prepares the Annual Report on Form 10-K for Strategic Storage Trust, the services performed by this individual (while performed as an employee of the advisor) will be strictly for the benefit of Strategic Storage Trust. While Strategic Storage Trust does not currently have any plans to issue incentive awards under the plan to employees of the advisor, for so long as Strategic Storage Trust is externally advised, our client would like the flexibility to be able to issue incentive plan awards to these individuals employed by the advisor who perform services on behalf of Strategic Storage Trust and who do not have any beneficial ownership interest in the advisor or its affiliates. Please also note that, at this time, Strategic Storage Trust only intends to issue incentive awards under the plan to its independent directors in connection with their service on the board.

In an attempt to address your comment, we have revised the disclosure in the “Management – Employee and Director Long-Term Incentive Plan” section of the prospectus to clarify that incentive awards under the plan may be issued to executive officers and full-time employees of the advisor and its affiliates who perform services to Strategic Storage Trust and who do not have any beneficial ownership of the advisor and its affiliates.

Since the disclosures of the compensation and fees in the “Management Compensation” section of the prospectus are limited to compensation and fees payable to the advisor and its affiliates and the employees of the advisor that we have identified as potentially being entitled to incentive awards under the plan are limited to executive officers and employees of the advisor who do not own a beneficial interest in the advisor and its affiliates (and hence will not directly benefit from the fees received by the advisor), we do not believe disclosure of the incentive plan is appropriate for this table. We respectfully request that you clear this comment.

The Advisory Agreement, page 67

4.	Refer to the discussion of termination on page 68. Please revise to disclose that you will be required to pay the advisor substantial fees in the event of termination.

Response: We have revised the disclosure in the “Management – The Advisory Agreement” section of the prospectus to clarify that upon an event of termination, Strategic Storage Trust may, in certain instances, be required to pay the advisor substantial fees. As we believe this revision fully addresses your comment, we respectfully request that you clear this comment.

Distribution Policy, page 120

5.

We note your response to comment 40 and the revised disclosure that you expect to have sufficient cash flows by the first quarter after your first acquisition. We further note the supplemental response that the board will only be able to determine the sufficiency of cash flow when it makes the determination to pay a distribution. Considering your have an expectation of

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

February 4, 2008

sufficient cash flows, please revise to discuss how your will determine that cash flows will be sufficient.

Response: In light of your continued comment, we have further analyzed the disclosures in the “Description of Shares – Distribution Policy” section of the prospectus relating to the initial cash distribution and determining whether there are “sufficient cash flows.” As a result, we have revised these disclosures to eliminate the vague references in the prospectus to “sufficient cash flows.” As we believe these revisions adequately address your concern regarding use of such vague language, we respectfully request that you clear this comment.

On behalf of Strategic Storage Trust, we shall submit an appropriate request for acceleration of the effective date of the registration statement at a later date, via a separate letter. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 572-6745.

Very truly yours,

/s/ Michael K. Rafter

cc:	Duc Dang, Staff Attorney
Howard S. Hirsch
Paula Mathews